                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

                  INFORMATION STATEMENT PURSUANT TO RULE 13D-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         GALAXY NUTRITIONAL FOODS, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    36317Q104
                                    ---------
                                 (CUSIP Number)

                                February 28, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


CUSIP No.  341135101                                           Page 1 of 7 Pages

         1)  Names of Reporting Persons
             IRS Identification No. Of Above Persons

                  The PNC Financial Services Group, Inc.   25-1435979

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    Pennsylvania

         Number of Shares           5)  Sol e Voting Power           2,500,000

         Beneficially Owned         6)  Shared Voting Power                 -0-

         By Each Reporting          7)  Sole Dispositive Power       2,500,000

         Person With                8)  Shared Dispositive Power            -0-

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     2,500,000*
                                                   *See the response to Item 6.

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                 See Instructions                                         [  ]

         11)  Percent of Class Represented by Amount in Row (9)           21.66

         12)  Type of Reporting Person   (See Instructions)                HC

                            SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

                  INFORMATION STATEMENT PURSUANT TO RULE 13D-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         GALAXY NUTRITIONAL FOODS, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    36317Q104
                                    ---------
                                 (CUSIP Number)

                                February 28, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  341135101                                         Page 2 of 7 Pages

         1)  Names of Reporting Persons
             IRS Identification No. Of Above Persons

                  PNC Bancorp, Inc.   51-0326854

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    Delaware

         Number of Shares           5)  Sol e Voting Power            2,500,000

         Beneficially Owned         6)  Shared Voting Power                  -0-

         By Each Reporting          7)  Sole Dispositive Power        2,500,000

         Person With                8)  Shared Dispositive Power             -0-

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,500,000*
                                                   *See the response to Item 6.

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                 See Instructions                                          [  ]

         11)  Percent of Class Represented by Amount in Row (9)           21.66

         12)  Type of Reporting Person   (See Instructions)                  HC

                            SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

                  INFORMATION STATEMENT PURSUANT TO RULE 13D-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         GALAXY NUTRITIONAL FOODS, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    36317Q104
                                    ---------
                                 (CUSIP Number)

                                February 28, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 341135101                                           Page 3 of 7 Pages

         1)  Names of Reporting Persons
             IRS Identification No. Of Above Persons

                  PNC Bank, National Association   22-1146430

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    United States

         Number of Shares           5)  Sol e Voting Power            2,500,000

         Beneficially Owned         6)  Shared Voting Power                  -0-

         By Each Reporting          7)  Sole Dispositive Power        2,500,000

         Person With                8)  Shared Dispositive Power             -0-

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,500,000*
                                                   *See the response to Item 6.

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                 See Instructions                                          [  ]

         11)  Percent of Class Represented by Amount in Row (9)           21.66

         12)  Type of Reporting Person   (See Instructions)                 BK

                                                               Page 4 of 7 Pages

ITEM 1(a) - NAME OF ISSUER:

         Galaxy Nutritional Foods, Inc.

ITEM 1(b) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         2441 Viscount Row
         Orlando, Florida  32809

ITEM 2(a) - NAME OF PERSON FILING:

         The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; and PNC Bank, National Association

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         The PNC Financial Services Group, Inc. - One PNC Plaza,
           249 Fifth Avenue, Pittsburgh, PA  15222-2707
         PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304,
           Wilmington, DE  19801
         PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue,
           Pittsburgh, PA  15222-2707

ITEM 2(c) - CITIZENSHIP:

         The PNC Financial Services Group, Inc. - Pennsylvania
         PNC Bancorp, Inc. - Delaware
         PNC Bank, National Association - United States

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

         Common

ITEM 2(e) - CUSIP NUMBER:

         36317Q104

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
(b) [X] Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;
(d) [ ] Investment Company registered under Section 8 of the Investment
        Company Act;
(e) [ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [X] A Parent Holding Company or Control Person in accordance with
        Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;
(j) [ ] Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                                                              Page 5 of 7 Pages
ITEM 4 - OWNERSHIP:

The following information is as of February 28, 2002:

(a)  Amount Beneficially Owned:                                2,500,000 shares*
                                                    *See the response to Item 6.
(b)  Percent of Class:                                                    21.66

(c)  Number of shares to which such person has:
        (i)  sole power to vote or to direct the vote                 2,500,000
       (ii)  shared power to vote or to direct the vote                      -0-
      (iii)  sole power to dispose or to direct the disposition of    2,500,000
       (iv)  shared power to dispose or to direct the disposition of         -0-


ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable.


ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         The total shares of Common Stock reported herein are held in an investment management account in which Frederick A. Deluca is the client and PNC Bank, National Association ("PNC") is the Investment Manager. PNC has sole voting authority and sole dispositive power with respect to these shares of Common Stock held in the investment management account pursuant to an Investment Management Agreement dated December 11, 2001 by and between the parties referenced herein. Either party may terminate the agreement on 30 days' prior written notice.


ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp,
Inc.)


ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.


ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

                                                               Page 6 of 7 Pages

ITEM 10 - CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 11, 2002
-------------------------------
Date

By:  /s/ Robert L. Haunschild
-------------------------------
Signature - The PNC Financial Services Group, Inc.
Robert L. Haunschild, Senior Vice President and Chief Financial Officer Name & Title


March 11, 2002
-------------------------------
Date

By:  /s/ James B. Yahner
-------------------------------
Signature - PNC Bancorp, Inc.
James B. Yahner, Vice President
Name & Title


March 11, 2002
-------------------------------
Date

By:  /s/ Thomas R. Moore
-------------------------------
Signature - PNC Bank, National Association
Thomas R. Moore, Secretary
Name & Title

                                                             Page 7 of 7 Pages


                                                                      EXHIBIT A

                                    AGREEMENT

                                 March 11, 2002

         The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by First Franklin Corporation

         Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

         Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

         This Agreement applies to any amendments to Schedule 13G.

                             THE PNC FINANCIAL SERVICES GROUP, INC.


                             BY: /s/ Robert L. Haunschild
                                 --------------------------------------------
                                 Robert L. Haunschild, Senior Vice President
                                 & Chief Financial Officer


                             PNC BANCORP, INC.


                             BY: /s/ James B. Yahner
                                 --------------------------------------------
                                 James B. Yahner, Vice President


                             PNC BANK, NATIONAL ASSOCIATION


                             BY: /s/ Thomas R. Moore
                                 --------------------------------------------
                                 Thomas R. Moore, Secretary